Exhibit 99.4

NANES DELORME PARTNERS I LP 230 Park Avenue, 7th Floor New York, New York, 10169

April [   ], 2008

[Nominee]
[Address]

Re:           VAALCO Energy, Inc.

Dear [Nominee]:

This letter sets forth our mutual agreement with respect to compensation to be paid to you for your agreement to be named and serve as a nominee of Nanes Delorme Partners I LP (“Nanes Delorme Partners”), and certain of its affiliates, for election as a director of VAALCO Energy, Inc. (the “Company”) at the Company’s 2008 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Annual Meeting”).

In consideration of your agreement to be named and serve as a nominee of Nanes Delorme Partners for election as a director of the Company at the Annual Meeting, the undersigned hereby agrees to pay you $25,000 in cash upon Nanes Delorme Partners submitting a letter to the Company nominating you for election as a director of the Company (with such payment to be made as soon as reasonably practicable after you have been nominated).  Nanes Delorme Partners further agrees that solely in the event that it withdraws your nomination prior to the Annual Meeting, other than as a result of your failing to provide Nanes Delorme Partners with information which it reasonably requests, then Nanes Delorme Partners will pay you an additional $25,000 within ten business days following the date of such withdrawal.

The validity, interpretation, construction and performance of this letter agreement shall be governed by the laws of the State of New York, without regard to its principles of conflict of laws, and by applicable laws of the United States.  The parties hereto consent to the jurisdiction of the New York State and United States courts located in New York County, New York for the resolution of any disputes hereunder and agree that venue shall be proper in any such court notwithstanding any principle of forum non conveniens and that service of process on the parties hereto in any proceeding in any such court may be effected in the manner provided herein for the giving of notices.  The parties hereto waive trial by jury in respect of any such proceeding.

This letter agreement shall bind and inure to the benefit of you and your heirs, successors and assigns.

This letter agreement may be executed in counterparts, each of which shall be deemed an original, and all of which, taken together, shall constitute one and the same instrument.

Very truly yours,

NANES DELORME PARTNERS I LP

By:	Nanes Balkany Partners LLC
General Partner

By:
Name: Daryl Nanes
Title: Managing Member

ACCEPTED AND AGREED:

__________________________________________
[Nominee]